Exhibit 99.1

IAMGOLD continuing gold operations post 2011 reserves of 13.3 million ounces and measured and indicated resources of 18.2 million ounces; Niobium reserves increase by 616% to 1.7 billion kilograms

All dollar amounts are in U.S. dollars unless otherwise indicated.

TSX: IMG    NYSE: IAG

TORONTO, Feb. 23, 2012 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or "the Company") today announced its 2011 year-end mineral reserve and resource statement. Highlights include:

•      Attributable proven and probable gold reserves for continuing operations for 2011 were 13.3 million ounces, a 0.74 million ounce or 5% decrease (net of depletion) from a year ago, primarily due to a:

•         0.54 million ounces, or 13.5%, decrease at Essakane Gold Mine.

•         0.16 million ounces, or 2.7%, decrease at Rosebel Gold Mine.

•      Total attributable proven and probable gold reserves for 2011 decreased from a year ago by 3.1 million ounces (net of depletion), primarily due to the sale in 2011 of IAMGOLD's interests in Tarkwa, Damang and Mupane mines in Africa which represented 2.4 million ounces.

•      Total attributable measured and indicated resources for continuing operations (inclusive of reserves) for 2011 now stand at 18.2 million ounces and inferred resources at 5.8 million ounces, representing a net increase of 0.06 million ounces and a net decrease of 1.4 million ounces, respectively.

•      Total probable mineral reserves of niobium for 2011 increased from a year ago by 616% to 1,746 million kilograms of contained Nb2O5 following the positive outcome of the pre-feasibility study using the block caving scenario.

•      Total inferred resources of Total Rare Earth Oxides ("TREO") was delineated by diamond drilling in 2011 and are estimated at 466.8 million tonnes at an average grade of 1.65% TREO representing 7.7 billion kilograms of contained TREO.

Steve Letwin, President and CEO of IAMGOLD, said, "The downward adjustment of reserves was driven chiefly by the divestiture of Tarkwa and Damang, a strategic initiative that has set the stage for the next phase of our growth. Although we saw a decline in reserves and resources at our continuing operations, we are very bullish on the remaining potential for future resource growth at all of our operations and exploration sites.  In fact, we have launched the largest annual exploration program in the history of the Company to take advantage of both the near-mine potential, particularly at Essakane and Rosebel, and a stable of quality exploration plays. In 2012, we also expect to fully evaluate the untapped potential of the niobium zone on the flanks of Niobec, and to significantly increase the size of the REE zone adjacent to our niobium mine."

At the Rosebel Gold Mine in Suriname, attributable proven and probable mineral reserves decreased by 0.16 million ounces (net of depletion) to 5.7 million ounces compared to 5.9 million ounces last year. The infill and exploration drilling programs at Rosebel replaced about 60% of the 2011 production. Attributable measured and indicated mineral resources (inclusive of mineral reserves and depletion replacement) increased by 0.2 million ounces to 7.7 million attributable ounces compared to a year ago.

At the Essakane mine in Burkina Faso, potential reserve and resource increases brought by higher gold prices were negatively impacted by a modified geologic model that resulted in a lower rate of resource conversion of inferred resources, higher cost structure, and more conservative pit slope angles. Attributable mineral reserves and indicated resources (inclusive of reserves) now stand at 3.5 million ounces and 4.3 million ounces, respectively.

At the joint venture Sadiola Gold Mine in Mali, attributable proven and probable mineral reserves stand at 2.3 million ounces, the same level as last year. The attributable measured and indicated mineral resources remain at 3.5 million ounces. Material from some stockpiles were reclassified as reserves, conversion from inferred to indicated resources at FN2 and FN3 pits, pit design changes and a higher gold price used in the resource estimation have had a positive impact on the mineral reserves replacing the 2011 mine depletion.

"Our confidence in our ability to expand our core long-term gold operations of Rosebel, Essakane and Sadiola is extremely high," continued Steve Letwin.  "At Westwood, while most of the mineral resources at the end of 2011 are the estimated inferred resources of 3.4 million ounces, the level of confidence in the resources and the continuity of the mineralization are increasing year after year."

The resource estimate on the Westwood Project in the Canadian province of Quebec was updated in May 2011. The global resources remain about the same compared to the October 2010 estimate. The indicated resources increased from 269,000 ounces in October 2010 to 308,000 ounces in May 2011. Ongoing drilling programs are aimed at finding additional inferred resources and continued upgrading of existing inferred mineral resources to measured and indicated categories.

Note: Mineral reserves and mineral resources for IAMGOLD's gold mines for the 2011 year-end statement were estimated using a $1,200 per ounce gold price (unless otherwise indicated in the notes in Table 2) for mineral reserves and a $1,400 per ounce price for mineral resources (unless otherwise indicated in the notes in Table 2).  For open pit operations, gold resources are constrained within an economic pit shell. For the 2010 year end mineral reserve and mineral resource statement, a $975 per ounce gold price for mineral reserves and a $1,100 per ounce price for mineral resources were used.

NIOBIUM
Subsequent to the Preliminary Economic Assessment announced in May, 2011, the Company conducted a pre-feasibility study to better evaluate the potential of alternate bulk mining methods and to select the optimal method to proceed with at the feasibility stage. The study took into consideration a number of factors, including health and safety, technical feasibility, and the environmental, social and financial aspects. The outcome of the study is that the Company has chosen to use a block caving mining method to expand the Niobec mine. Based on the block caving scenario, Measured & Indicated Resources at Niobec are estimated at more than 2.0 billion kilograms of contained niobium pentoxide at an average grade of 0.41% Nb2O5.

As of December 31, 2011, based on the block caving scenario, the niobium probable mineral reserves have increased substantially by 616% to 1.7 billion kilograms of contained Nb2O5.

The Study includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the assessment will be realized. Additionally, while preparing the Pre-feasibility Study, sparse drilling information, particularly in the lower west section of the deposit, obliged modellers to fill the voids by increasing the area of influence of diamond drill holes beyond normal practice at Niobec for definition of inferred resources. This resulted in the addition of 21 million tonnes at 0.43% Nb2O5 for 89 million kilograms Nb2O5 for the purposes of the mine plan, which equates to 5% of the expected tonnage processed. To reflect the selected mining method, 11 million tonnes of barren material from the development and the Trenton limestone overlaying the deposit were also introduced as dilution. For the purposes of the evaluation, the cave angle of the walls was assumed to be vertical. Approximately 34 million tonnes at 0.32% for 107 million kilograms of Nb2O5 were included as dilution in the mineral reserves.

The deposit is open laterally to the east and west and at depth. In 2011, the Company initiated steps to determine the full extent of the niobium mineralization, and as part of that work carried out drilling to depths of almost 1,000 metres. Results show that niobium mineralization persists at depth below the known deposit at similar grades. Metallurgical tests are in progress to confirm the recoverable content of the mineralization intersected. An underground drilling program of 34,000 metres has been planned for 2012 as part of a multi-year plan to convert 100% of the Inferred resources in Blocks 4, 5 and 6 into measured and indicated resources by 2015.

Note : Mineral reserves have been estimated as at December 31, 2011 using the block caving scenario from the pre feasibility study using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.

RARE EARTH ELEMENTS
IAMGOLD announced on February 2nd, 2012 (see News Release) that an inferred resource of 466.8 million tonnes at an average grade of 1.65% Total Rare Earth Oxides ("TREO") was estimated on the rare earth elements ("REE") zone adjacent to its Niobec niobium mine as a result of its 2011 exploration drilling program. The rare earth resource is located one kilometre north of its Niobec mine. The REE zone was evaluated with a total of 13,798 metres of diamond drilling in 29 holes including an underground drill hole from the Niobec mine. The 2011 drill program conducted by the Company on the REE zone aimed to establish the three dimensional "footprint" of mineralization, provide a preliminary REE grade estimate and provide samples for preliminary metallurgical test work. The deeper holes demonstrate that the brecciated and mineralized facies of the REE zone persists uninterrupted at depth, although the resource estimate is reported only to a depth of 375 metres below surface. The Company initiated a 2,750 metre follow-up drill campaign in January 2012 to further define the lateral extent of the resource and establish the overall limits of REE mineralization with greater certainty. A second phase of drilling is also planned for resource definition and to explore the deposit at depth.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis,  that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Gold and Niobium Technical Information and Qualified Person/Quality Control Notes
The  mineral  resource  estimates  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  ("NI 43-101") and JORC. The "Qualified  Person" responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geology. Réjean is considered a  "Qualified Person" for the purposes of National  Instrument  43-101  with  respect  to  the  mineralization  being reported  on.  The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

REE Technical Information and Qualified Person/Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), JORC and/or SAMREC. The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo.,General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on.

The "Qualified Person" responsible for the estimation of the Mineral Resources is Pierre Jean Lafleur, Eng., principal consultant of P.J. Lafleur Géo-Conseil Inc ("PJLGC") of Ste-Thérèse, Québec is an independent person considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on.

The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein. Core assays are performed on core sawed or split in half. The samples were assayed by using sodium peroxide fusion and Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for lanthanides over upper limit, and re-assayed by sodium peroxide fusion and a combination of Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) and ICP-MS for 55 elements. Assays were carried out at SGS Canada Inc. of Lakefield, Ontario and Actlabs Ltd of Ancaster, Ontario. Certified reference material, duplicate and blanks were inserted in the sample sequence for quality control.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 5 gold mines (including current joint ventures and investments in associates) on 3 continents. In the Canadian province of Quebec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine.  IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx

Table 1: Consolidated Mineral Reserves and Resources

As at December 31, 2011	Attributable Contained Ounces of Gold (000s)
Total Proven & Probable Reserves	13,300
Total Measured & Indicated Resources (includes Reserves)	18,198
Total Inferred Resources	5,789

Table 2: Mineral Reserves and Resources of Gold Operations

As at December 31, 2011	MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Rosebel (5), Suriname				(95%)
Proven Reserves	102,417	1.0	3,321	3,155
Probable Reserves	83,964	1.0	2,710	2,575
Subtotal	186,381	1.0	6,031	5,730
Measured Resources	158,043	1.0	4,849	4,607
Indicated Resources	105,072	1.0	3,276	3,112
Inferred Resources	13,876	0.7	293	278
Essakane (6), Burkina Faso				(90%)
Probable Reserves	109 245	1.1	3,858	3,472
Subtotal	109,245	1.1	3,858	3,472
Measured Resources	-	-	-	-
Indicated Resources	139,620	1.1	4,735	4,262
Inferred Resources	24,128	1.1	885	797
Sadiola (7), Mali				(41%)
Proven Reserves	10,382	2.1	683	280
Probable Reserves	96,727	1.6	4,922	2,018
Subtotal	107,109	1.6	5,605	2,298
Measured Resources	21,906	1.4	958	393
Indicated Resources	150,109	1.6	7,508	3,078
Inferred Resources	45,040	1.6	2,258	926
Yatela (8), Mali				(40%)
Proven Reserves	930	0.6	19	8
Probable Reserves	2,001	1.8	113	45
Subtotal	2,931	1.4	132	53
Measured Resources	1,048	0.8	26	10
Indicated Resources	2,782	2.3	201	81
Inferred Resources	806	2.8	73	29
Doyon Division (9),Quebec				(100%)
Proven Reserves	59	12.3	23	23
Probable Reserves	104	12.4	42	42
Subtotal	163	12.4	65	65
Measured Resources	375	5.4	65	65
Indicated Resources	925	5.9	175	175
Inferred Resources	1,597	5.7	291	291

As at December 31,2011	MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)

GOLD OPERATIONS	Tonnes (000s)	Grade (g/t)	Ounces Contained (000s)	Attributable Contained Ounces (000s)
Westwood (10), Quebec				(100%)
Indicated Resources	779	12.3	308	308
Inferred Resources	9,411	11.3	3,407	3,407
Quimsacocha (11), Ecuador				(100%)
Probable Reserves	8,098	6.5	1,682	1,682
Indicated Resources	9,935	6.6	2,107	2,107
Inferred Resources	299	6.3	61	61
TOTAL
Proven & Probable Reserves	413,927	1.3	17,373	13,300
Meas. & Indicated Resources	590,594	1.3	24,208	18,198
Inferred Resources	95,157	2.4	7,268	5,789

(1)  Measured and indicated resources are inclusive of proven and probable reserves.

(2) In underground operations, mineral resources contain similar dilution and mining recovery as mineral reserves.

(3) In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

(4) Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC does not recognize them.  Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.  See "Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards".

(5) Rosebel mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2011 using a $1,400/oz gold price and have been estimated in accordance with NI 43-101.

(6) Essakane mineral reserves have been estimated as of December 31, 2011 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2011 using a $1,400/oz gold price and have been estimated in accordance with NI 43-101.

(7) Mineral reserves at Sadiola have been estimated as of December 31, 2011 using a US $1,100/oz gold price and mineral resources have been estimated as of December 31, 2011 using a US $1,600/oz gold price and have been estimated in accordance with JORC code.

(8) Mineral reserves at Yatela have been estimated as of December 31, 2011 using a US $1,300/oz gold price and mineral resources have been estimated as of December 31, 2011 using a US $1,300/oz gold price and have been estimated in accordance with JORC code.

(9) The Doyon Division includes mineral reserves from the Mouska Gold Mine and resources from both the Doyon and Mouska Gold Mines. Mineral reserves at Mouska have been estimated as of December 31, 2011 using a $1,200/oz gold price and mineral resources have been estimated as of December 31, 2011 using $1,400/oz gold price. Resources and reserves estimates have been estimated in accordance with NI 43-101.

(10) Westwood mineral resources have been estimated as of May 2011 using a 6.0 grams per tonne gold cutoff over a minimum width of 2 metres and have been estimated in accordance with NI 43-101.

(11) Quimsacocha mineral resources have been estimated as at July 2008 using a 3.0 grams per tonne gold cutoff and mineral reserves have been estimated using a US $750/oz gold price and have been estimated in accordance with NI 43-101.

Table 3: Mineral Reserves and Resources of Niobium Operation

As at December 31,2011	MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)(5)(6)
NIOBIUM OPERATION	Tonnes (000s)	Grade Nb2O5 (%)	Contained Nb2O5 (million kilograms)
Niobec, Quebec			(100%)
Probable Reserves	419,208	0.42	1,746
Measured Resources	235,269	0.44	1,028
Indicated Resources	250,233	0.39	986
Inferred Resources	155,376	0.35	547

(1) Measured and indicated resources are 98% inclusive of probable reserves. Under the block caving scenario around 2% of the measured and indicated resources include in the probable reserves are slightly below the cutoff of 0.20% Nb2O5 per tonne (before recovery) used for resource reporting. This material represents only 5.8 million tonnes averaging 0.18% Nb2O5 for 10 million kilograms of Nb2O5 contained.

(2) In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

(3) Mineral reserves have been estimated as at December 31, 2011 using the block caving scenario from the pre-feasibility study using $45 per kg of Niobium and include dilution material. Mineral resources have been estimated using a cutoff of 0.20% Nb2O5 per tonne (before recovery) under the block caving scenario.

(4) There is a large volume of the material within the planned block caving that has a Measured Resource classification. However, due to the uncertainty associated with estimating material movement within the cave, a Probable classification has been applied to the reserve because of the uncertainty.

(5) Inferred and unclassified mineral resource material will be mined from the block caving scenario and segregation of the material is not possible. The inferred and unclassified material is considered to carry similar grade as the measured and indicated resources, though the material has insufficient certainty to be classified as Measured or Indicated Resource. For the purpose of estimating the Mineral Reserves, which by CIM definitions include diluting materials, tonnage of this inferred and unclassified material have been included. This material is considered to be mineralized dilution, which will be included in the Mineral Reserve estimate and within the production plan.

(6) Mineral reserves and mineral resources have been estimated in accordance with NI 43-101.

Table 4: Mineral Resources of the Rare Earth Project

As at December 31,2011	MINERAL RESOURCES (1) (2) (3)
	Tonnes (000s)	Grade TREO (%)	Contained TREO (million kilograms)
St-Honoré, Quebec			(100%)
Inferred Resources	466,800	1.65	7,702

(1) In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations but are deemed to have a reasonable prospect of economic extraction.

(2) The resource estimate was prepared by Pierre Jean Lafleur, Eng., an independent Qualified Person and principal consultant of P.J. Lafleur Géo-Conseil Inc ("PJLGC") of Ste-Thérèse, Québec. The inferred resources are presented in situ using 0.5% TREO cutoff grade and are unconstrained by whittle shell or mining design.

(3) Mineral resources have been estimated in accordance with NI 43-101.

  %CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952  Mobile (416) 670-3815

IAMGOLD Corporation  Toll-free: 1 888 464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 18:03e 23-FEB-12